FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 28 April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

(the "Company")

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4 R (1) (a), I give details of changes in the interests in the Company's Ordinary Shares of 25p each ("Ordinary Shares") for Sir Andrew Witty, an Executive Director, following the sale of 10,000 Ordinary Shares on 28 April 2016 at a price of £14.75 per Ordinary Share.

Following the above transaction, Sir Andrew's resulting shareholding in the Ordinary Shares of the Company is more than ten times his base salary, which is well in excess of his share ownership requirement of four times his base salary.

The Company and Sir Andrew were advised of this transaction on 28 April 2016.

V A Whyte
Company Secretary

28 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 28, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc